UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                (Amendment No. 8)


                        Global Payment Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37936S109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Michael J. Shef, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 704-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 28, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

CUSIP No. 37936S109                                                Page 2 of 7


    1       NAME OF REPORTING PERSON AND
            S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

            Odyssey Financial Company
            --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                        (b) [ ]


    3       SEC USE ONLY

            --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            WC
            --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York State
            --------------------------------------------------------------------

      NUMBER OF
        SHARES             7      SOLE VOTING POWER         0
     BENEFICIALLY                                   ----------------------------
       OWNED BY            8      SHARED VOTING POWER       0
         EACH                                        ---------------------------
      REPORTING            9      SOLE DISPOSITIVE POWER    0
        PERSON                                           -----------------------
         WITH             10      SHARED DISPOSITIVE POWER  0
                                                           ---------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
            --------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
            --------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*

            PN
            --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37936S109                                                  Page 3 of 7

    1       NAME OF REPORTING PERSON AND
            S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

            Stephen Katz
            --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                         (b) [ ]


    3       SEC USE ONLY

            --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            PF
            --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
            --------------------------------------------------------------------
      NUMBER OF
        SHARES             7  SOLE VOTING POWER  478,500 shares (Includes
     BENEFICIALLY                                    300,000 presently
       OWNED BY                                      exercisable options to
         EACH                                        purchase common stock owned
      REPORTING                                      by Stephen Katz)
        PERSON                                       ---------------------------
         WITH
                           8  SHARED VOTING POWER      0
                                                     ---------------------------

                           9  SOLE DISPOSITIVE POWER  478,500 shares (Includes
                                                      300,000 presently
                                                      exercisable options to
                                                      purchase common stock
                                                      owned by Stephen Katz)
                                                     ---------------------------

                          10  SHARED DISPOSITIVE POWER
                                                      --------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            478,500 (Includes 300,000 presently exercisable options to purchase common stock owned by Stephen Katz)
            --------------------------------------------------------------------


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.18%
            --------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*

            IN
            --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 37936S109                                                  Page 4 of 7


Item 1.  Security and Issuer.

         Incorporated by reference to the Schedule 13D filed by the reporting persons on November 18, 1997.

Item 2.  Identity and Background.

         (a) The name of the individual filing this statement is Stephen Katz.

         (b) Mr. Katz's business address is c/o Cellular Technical Services Company, Inc., 20 East Sunrise Highway, Valley Stream, NY 11581.

         (c) Mr. Katz's principal occupations are Chairman and Chief Executive Officer of the Cellular Technical Services Company, Inc. and engaging in personal investments.

         (d) Mr. Katz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Katz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Katz is a citizen of the United States of America.

         The information for Odyssey Financial Company ("Odyssey") is incorporated by reference to the Schedule 13D filed by the reporting persons on May 31, 1996 relating to the securities of Coin Bill Validator, Inc., now known as Global Payment Technologies, Inc. (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a financial settlement agreement entered into on May 28, 2003 in connection with divorce proceedings (1) Odyssey Financial Company, which is controlled by Mr. Katz, made a liquidating distribution of 335,000 shares of common stock to Mr. Katz, and (2) Mr. Katz transferred ownership of 212,800 such shares of common stock to his spouse. No consideration was paid for such transactions.


Item 4.  Purpose of Transaction.

         Mr. Katz sold 55,400 shares of the Company's common stock in the open market and Odyssey transferred 335,000 shares of the Company's common stock to Mr. Katz and Mr. Katz transferred 212,800 of such shares of the Company's common stock to Eileen Katz.

         Unless otherwise set forth herein, Stephen Katz has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above; except that Mr. Katz intends to sell the remaining shares of the Company's common stock that he beneficially owns.

CUSIP No. 37936S109                                                  Page 5 of 7

Item 5.  Interest in Securities of the Issuer.

         (a) As of May 29, 2003, Odyssey did not beneficially own any shares of the Company's common stock.

         As of May 29, 2003, Stephen Katz beneficially owned 478,500 shares of Common Stock, comprising 8.18% of the outstanding shares of the Company's common stock, which includes 300,000 shares of the Company's common stock which are subject to presently exercisable stock options.

         (b) Stephen Katz possesses sole voting and sole dispositive power as to 478,500 shares of the Company's common stock.

         (c) Between May 9 and May 15, 2003, Mr. Katz sold the number of shares of Common Stock indicated in the table below in open market sales effected through a broker:

                               Number of Shares                   Price per
           Date                of Common Stock Sold                  Share

          5/9/03                      2,200                        $  3.95
          5/9/03                      2,000                        $  3.85
          5/9/03                       400                         $  3.81
          5/9/03                      4,600                        $  3.80
         5/12/03                      2,400                        $  3.95
         5/12/03                      2,000                        $  3.99
         5/12/03                       600                         $  3.90
         5/12/03                      2,500                        $  3.98
         5/13/03                      2,700                        $  3.90
         5/13/03                      1,000                        $  3.93
         5/14/03                     14,600                        $  3.78
         5/15/03                     20,400                        $  3.78


         Pursuant to a financial settlement agreement entered into on May 28, 2003 in connection with divorce proceedings (1) Odyssey Financial Company, which is controlled by Mr. Katz, made a liquidating distribution of 335,000 shares of common stock to Mr. Katz, and (2) Mr. Katz transferred ownership of 212,800 such shares of common stock to his spouse. No consideration was paid for such transactions


         (d) None.

         (e) As of May 28, 2003, Odyssey Financial Company ceased to be the beneficial owner of more than 5% of the securities of the Company.

CUSIP No. 37936S109                                                  Page 6 of 7



Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7.             Materials to be Filed as Exhibits.

         (a) Letter agreement dated May 23, 1996 between Odyssey and Stephen Katz as to the joint filing of this Schedule.*

         * Incorporated by reference to the Schedule 13D filed by the reporting persons on May 31, 1996 relating to the securities of Coin Bill Validator, Inc. now known as Global Payment Technologies, Inc.

CUSIP No. 37936S109                                                  Page 7 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         June 2, 2003
                                             -----------------------------------
                                                           (Date)


                                             ODYSSEY FINANCIAL COMPANY

                                             By: /s/ Stephen Katz
                                                -------------------------------
                                                Stephen Katz, General Partner


                                              /s/ Stephen Katz
                                             ----------------------------------
                                             Stephen Katz